EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions)	2015	2014	2013	2012	2011
for the fiscal years ended September 30,
Income before taxes excluding equity in income of investees, noncontrolling interests of consolidated subsidiaries and capitalized interest	$3,091.6	$3,341.5	$2,952.6	$2,609.6	$2,625.3
Additions:
Dividends received from equity method investees	21.9	13.3	18.8	7.9	20.0
Interest on uncertain tax positions included in income before taxes	(6.6)	2.4	1.0	(0.3)	3.2
Fixed charges
Interest expense - excluding interest on deposits	39.6	47.4	48.9	45.4	53.7
Interest expense - deposits	—	0.2	1.2	2.9	4.1
Interest on uncertain tax positions not related to third party	6.6	(2.4)	(1.0)	0.3	(3.2)
Interest factor on rent[1]	19.3	19.4	19.1	19.5	20.7
Total fixed charges	65.5	64.6	68.2	68.1	75.3
Adjusted earnings	$3,172.4	$3,421.8	$3,040.6	$2,685.3	$2,723.8
Ratio of adjusted earnings to fixed charges	48.4	53.0	44.6	39.4	36.2
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1        Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).